UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11 – K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number: 000-21318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O’Reilly Automotive, Inc.

233 South Patterson

Springfield, Missouri 65802

Financial Statements and Schedule

(Modified Cash Basis)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

December 31, 2010 and 2009, and the year ended

December 31, 2010

with Report of Independent Registered Public Accounting Firm

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

(Modified Cash Basis)

Financial Statements

and Schedule

December 31, 2010 and 2009, and the year ended

December 31, 2010

Report of Independent Registered Public Accounting Firm

The Plan Administrators and Participants

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits (modified cash basis) for the year ended December 31, 2010, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule (modified cash basis) is the responsibility of the Plan’s management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Kansas City, Missouri

June 29, 2011

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

	December 31,
	2010	2009
Investments, at fair value (Note 4)	$340,969,069	$258,254,580
Notes receivable from participants	13,620,392	12,068,232

Net assets available for benefits, at fair value	354,589,461	270,322,812
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts in common collective trust	(908,226)	(625,958)

Net assets available for benefits	$353,681,235	$269,696,854

See accompanying notes to financial statements

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(MODIFIED CASH BASIS)

Year ended December 31, 2010

Additions:

Investment income:
Net realized and unrealized appreciation in value of investments (see Note 3)	$76,919,566
Dividend and interest income	1,956,191

Total net investment income	78,875,757
Interest income on notes receivable from participants	677,992
Contributions:
Rollover from other plans	585,676
Employer	11,189,115
Participant	18,613,445

Total Contributions	30,388,236

Total additions	109,941,985

Deductions:
Distributions to participants	25,357,847
Administrative expenses	599,757

Total deductions	25,957,604

Net increase in net assets available for benefits	83,984,381
Net assets available for benefits at beginning of year	269,696,854

Net assets available for benefits at end of year	$353,681,235

See accompanying notes to financial statements

O’REILLY AUTOMOTIVE, INC.

Profit Sharing and Savings Plan

(Modified Cash Basis)

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The items identified below are summaries of the significant accounting policies of the O’Reilly Automotive, Inc. (the “Company”) Profit Sharing and Savings Plan (the “Plan”):

Basis of Presentation

The accompanying financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than United States generally accepted accounting principles. Under this basis, employer and participant contributions are recorded when received rather than in the period to which they relate, and expenses are recorded when paid rather than when incurred.

Valuation of Investments

Investments are stated at fair value or contract value. Shares of registered investment company funds and shares of the Company’s common stock are valued based on quoted market prices as of the last business day of the Plan year. The fair value of the Plan’s interest in the SunTrust Retirement Stable Asset Fund Class C and the SunTrust Retirement 500 Index Fund Class C are determined based on information provided by SunTrust, trustee of the Plan, using the audited financial statements of the common collective trusts at year-end.

As required by the Financial Accounting Standards Board (“FASB”) standards, investment contracts held by a defined contribution plan are required to be reported at fair value. Additionally, fully benefit-responsive investment contracts are to be reported at fair value with a corresponding adjustment to reflect these investments at contract value. The Plan invests in the SunTrust Retirement Stable Asset Fund Class C, which is a fully benefit-responsive investment contact. The Statements of Net Assets Available for Benefits report the SunTrust Retirement Stable Asset Fund Class C at its fair value with a corresponding adjustment to reflect its contract value.

Fair Value Measurements

The Plan performs fair value measurements in accordance with the FASB Accounting Standards Codifications (ASC) 820, Fair Value Measurements and Disclosures (“ASC 820”). Please refer to Note 4 for the fair value measurement disclosures associated with the Plan’s investments.

Notes Receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. The notes receivable from participants are secured by the vested account balances of the borrowing participants. No allowance for credit losses was recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a deemed distribution is recorded, which is a taxable event for the participant.

Administrative Expenses

The Plan pays all administrative expenses.

Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January of 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements (“ASU 2010-06”), which requires additional disclosures regarding fair value measurements such as transfers in and out of Levels 1 and 2, as well as separate disclosures about activity relating to Level 3 measurements. ASU 2010-06 clarifies existing disclosure requirements related to the level of disaggregation and input valuation techniques. The updated guidance was effective for interim and annual periods beginning after December 15, 2009, with the exception of the new Level 3 activity disclosures, which are effective for interim and annual periods beginning after December 15, 2010. The Plan adopted the provisions of ASU 2010-06 in its entirety on January 1, 2010. The application of this guidance affected disclosures only and therefore, did not have an impact on the Plan’s net assets.

In September of 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans (“ASU 2010-25”). ASU 2010-25 requires participant loans to be accounted for as notes receivable from participants segregated from plan investments and reported at their unpaid principal balance plus any accrued but unpaid interest. Participant loans were previously classified as investments at fair value. ASU 2010-25 is effective for periods ending after December 15, 2010, with early adoption permitted and retrospective application required for all periods presented. The Plan adopted the provisions of ASU 2010-06 on a retrospective basis on January 1, 2010 and prior period amounts have been reclassified to conform to current presentation. The retrospective adoption of this guidance did not have an impact on the Plan’s net assets.

In May of 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“ASU 2011-04”). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements and is effective for periods beginning after December 15, 2011, with early adoption prohibited. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s net assets.

2.	DESCRIPTION OF THE PLAN

General

The following description of the Plan is provided for general information only. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution pension plan providing retirement benefits to substantially all non-union employees of the Company who have attained age 21 and completed six months of employment. The Plan is sponsored by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Please refer to the Plan agreement for more complete information.

Contributions

Participants may contribute up to 100% of their annual eligible compensation, as defined in the Plan document, to the Plan up to $16,500 for the 2010 and 2009 years. Participants 50 years of age or older may contribute up to $22,000 of their annual eligible compensation, as defined in the Plan document, to the Plan for the 2010 and 2009 years. Eligible team members are automatically enrolled in the Plan after six months of employment and 21 years of age at a contribution rate of 2% of their annual eligible compensation. Eligible team members may choose not to participate by declaring their intentions to do so prior to their initial enrollment date.

The Plan allows for a Company match of 100% of the first 2% of each participant’s voluntary contribution and 25% of the next 4% of each participant’s voluntary contribution. Additionally, the Company may make voluntary profit sharing contributions to the Plan annually, as determined by its Board of Directors, up to a maximum aggregate company contribution of 25% of the participants’ annual eligible compensation. Participants are eligible for these voluntary contributions after at least 1,000 hours of service in a 12 consecutive month period of employment and generally must be employed on the last day of the plan year. During the years ended December 31, 2010 or 2009, the Company did not make any discretionary voluntary contributions to the Plan. Participants can elect to allocate their contributions, as well as the employer contributions, to various equity, bond or fixed income funds, the O’Reilly Automotive, Inc. Stock Fund, or a combination thereof.

Vesting

Participants are immediately vested with respect to their voluntary contributions and actual earnings on these contributions. With respect to employer contributions, vesting is based on continuous service. Participants become 20% vested in employer contributions after two years of consecutive service with the Company and vesting increases in 20% increments annually to 100% after six years of consecutive service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and actual earnings and with an allocation of the Company’s contribution and Plan earnings. Allocations of Company contributions are based on participant contributions and compensation. Allocations of Plan earnings are based on participants’ account balances. The non-vested portions of terminated participants’ account balances are forfeited and such forfeitures serve to reduce future administrative expenses and employer contributions. At December 31, 2010 and 2009, the Plan retained $1,345,240 and $564,212 in forfeitures, respectively.

Participant Loans

Participants are entitled to borrow from the Plan up to the lesser of $50,000 or 50% of the their vested account balance at a rate equal to one percentage point above the prime interest rate in effect, as reported in the The Wall Street Journal, on the last business day of the month prior to the date the loan is made. Funds borrowed from the plan as well as the applicable interest are repaid by payroll deductions over a period no longer than 15 years and are secured by the participant’s vested account balance.

Payment of Benefits

Upon termination of service, death, disability, or retirement a participant may elect to receive a lump-sum payment in an amount equal to the value of the participant’s vested account balance or may elect to receive monthly, quarterly, or annual installments over a period of not more than the participant’s assumed life expectancy. No terminated participants had amounts payable at December 31, 2010. At December 31, 2009, terminated participants had approximately $317,577 included in Net Assets Available for Benefits, which were paid in 2010.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

3.	INVESTMENTS

At December 31, 2010 and 2009, the Plan’s investments were held by SunTrust, in a bank-administered trust fund. SunTrust has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA.

The fair values of investments that represent 5% or more of the Plan’s net assets are identified below:

	December 31,
	2010	2009
SunTrust common collective trust:
Retirement Stable Asset Fund Class C*	$32,469,268	$29,901,030
O’Reilly Automotive, Inc. common stock	150,598,345	101,970,811
T. Rowe Price Retirement 2020 Fund	**	20,369,106
T. Rowe Price Retirement 2020 Fund - Adv	25,840,327	**
T. Rowe Price Growth Stock Fund - Adv	23,045,591	20,642,920
RidgeWorth Large Cap Value Equity I	**	13,926,232

* Contract value as of December 31, 2010 and 2009, was $31,561,042 and $29,275,072, respectively.

**Amount did not represent 5% or more of the Plan’s net assest as of the period indicated.

During 2010, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held, during the year) appreciated in value as identified below:

Year ended December 31, 2010	Net Realized and Unrealized Appreciation in Value of Investments
Common and collective trusts	$1,823,022
Registered investment company funds	17,426,794
O’Reilly Automotive, Inc. common stock	57,669,750

$76,919,566

4.	FAIR VALUE MEASUREMENTS

The Plan uses the fair value hierarchy, which prioritizes the inputs used to measure the fair value of certain of its financial instruments. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The Plan uses the market approach to determine the fair value of its assets. The three levels of the fair value hierarchy are set forth below:

•	Level 1 – Observable inputs that reflect quoted prices in active markets.
•	Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3 – Unobservable inputs in which little or no market data exists, therefore requiring the Plan to develop its own assumptions.

A description of the valuation methodologies used for Plan assets measured at fair value are identified below.

•

Common and collective trusts:   Valued using the net asset value provided by SunTrust. The net asset value is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

•	Registered investment company funds: Valued at the net asset value of shares held by the Plan at year end.
•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.

The table below classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2010:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts	$41,042,885	$-	$41,042,885	$-
Registered investment company funds	149,327,839	149,327,839	-	-
O’Reilly Automotive, Inc. common stock	150,598,345	150,598,345	-	-

	$340,969,069	$299,926,184	$41,042,885	$-

The following table classifies the investment assets measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2009:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common and collective trusts	$37,223,869	$-	$37,223,869	$-
Registered investment company funds	119,059,900	119,059,900	-	-
O’Reilly Automotive, Inc. common stock	101,970,811	101,970,811	-	-

	$258,254,580	$221,030,711	$37,223,869	$-

5.	INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2003, and a volume submitter advisory letter dated March 31, 2008, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

US GAAP requires management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2007.

6.	RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in common and collective trusts managed by SunTrust. SunTrust is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares in the common stock of O’Reilly Automotive, Inc. O’Reilly Automotive, Inc. is the Plan sponsor as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2010 and 2009, to the Plan’s Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$353,681,235	$269,696,854
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	908,226	625,958

Net assets available for benefits per the Form 5500	$354,589,461	$270,322,812

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements and net income on the Plan’s Form 5500 for the year ended December 31, 2010:

Net increase in net assets available for benefits per the financial statements	$83,984,380
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2010	908,226
Adjustment from contract value to fair value for interest in fully benefit-responsive investment contracts held by a common collective trust at December 31, 2009	(625,958)

Net income per the Form 5500	$84,266,648

Certain fully benefit-responsive contracts (common collective trusts that invest in insurance contracts, synthetic contracts and separate guaranteed contracts) are recorded on the financial statements at contract value versus fair value on the Form 5500.

9.	SUBSEQUENT EVENTS

On January 1, 2011, the Company transferred the administrative and trust services for the Plan to a new provider. All assets available for benefits as of December 31, 2010, and held by SunTrust, at that time, were transferred to T. Rowe Price. As of January 1, 2011, the Plan investments were held by T. Rowe Price, in a bank-administered trust fund. T. Rowe Price has authority for the purchase and sale of investments based on participant discretion, subject to certain restrictions as specified in the trust agreement and ERISA. All existing balances held through SunTrust at December 31, 2010, were transferred into a retirement age appropriate T. Rowe Price Retirement Fund or into specific funds as elected by the individual participants prior to the conversion date. Certain Plan investments are shares in common and collective trusts managed by T. Rowe Price. T. Rowe Price is the Trustee as described by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

(MODIFIED CASH BASIS)

O’Reilly Automotive, Inc.

Profit Sharing and Savings Plan

FORM 5500 SCHEDULE H, LINE 4I

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(MODIFIED CASH BASIS)

E.I.N. 27-4358837, PLAN NO. 002

December 31, 2010

Identity of Issuer, Borrower, Lessor or Similar Party	Current Value
SunTrust mutual funds*:
RidgeWorth Large Cap Value Equity I	$16,208,451
RidgeWorth Small Cap Value Equity I	9,117,523
SunTrust common and collective trusts*:
Retirement 500 Index Fund Class C	8,573,617
Retirement Stable Asset Fund Class C	32,469,268
Registered investment company mutual funds:
Federated Kaufman Fund A	5,804,422
Federated Prime Obligations Fund SS	1,345,265
Federated Total Return Government Bond	9,434,121
Goldman Sachs Mid Value Fund - A	3,257,797
MFS Research Bond Fund - A	6,316,629
MFS Research International R3	9,492,222
Royce Value Plus Service	3,551,401
T. Rowe Price Growth Stock Fund - Adv	23,045,591
T. Rowe Price Retirement 2010 Fund Adv	8,519,876
T. Rowe Price Retirement 2020 Fund Adv	25,840,327
T. Rowe Price Retirement 2030 Fund Adv	13,034,524
T. Rowe Price Retirement 2040 Fund Adv	8,262,437
T. Rowe Price Retirement 2050 Fund Adv	6,097,253
O’Reilly Automotive, Inc. common stock*	150,598,345
Participant loans (interest rates ranging from 4.25% to 10.75% maturities through 11/24/2025)*	13,620,392

$354,589,461

*Party-in-interest to the Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

O’Reilly Automotive, Inc. Profit Sharing and Savings Plan

	By:	/s/ Thomas McFall
June 29, 2011		Executive Vice President of Finance and Chief Financial Officer O’Reilly Automotive, Inc. (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent Independent Registered Public Accounting Firm